

August 11, 2010

Via Facsimile and U.S. Mail

Richard A. Presutti, Esq.
Schulte, Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **BlueLinx Holdings Inc.**
> **Schedule TOT/13E-3 filed by Cerberus ABP Investor LLC and**
> **Cerberus Capital Management, L.P.**
> **Filed on August 2, 2010**
> **File No. 5-80230**

Dear Mr. Presutti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 13. Financial Statements

1. Please update to incorporate by reference the financial information for the quarter ended July 3, 2010. In addition, please update the summary financial information in the Offer to Purchase.

<u>Offer to Purchase</u>

<u>General</u>

2. We note that the amended Schedule 13D filed on July 22, 2010 identifies Mr. Stephen Feinberg as the beneficial owner of 18 million shares. In this regard, we note that it appears that the Schedule 13D should include separate filing pages and signature lines for each of Cerberus ABP Investor LLC, Cerberus Capital Management, L.P., and Craig Court; please revise or advise us.

3. In addition, please advise us as to what consideration was given to whether Mr. Stephen Feinberg or Craig Court is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. We may have further comment.

4. We note that on the cover page of the Schedule TO, you indicate that both Cerberus ABP Investors LLC and Cerberus Capital Management, L.P. are offerors. Please revise the Offer to Purchase to disclose the identity of both offerors. Similarly, please revise the Offer to Purchase to state that both offerors are filing persons for purposes of Rule 13e-3.

5. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. We note that you only include information for the Purchaser. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for Cerberus Capital Management, L.P. and any other additional filing persons. For example, include a statement as to whether Cerberus Capital Management believes the Rule 13e-3 transaction is fair to unaffiliated security holders of the issuer and an analysis of the material factors upon which he/she relied in reaching such conclusion. <u>See</u> Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

<u>Summary Term Sheet, page i</u>

6. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the 90% Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether

or not a waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

7. We note the discussion in the second-to-last bullet point on page i regarding future open market purchases. Note that privately-negotiated or open-market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help you reach the 90% minimum threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect. Please refer to Question 4 of Exchange Act Release No. 34-17719. Please confirm your understanding.

Have any lawsuits been filed in connection with the Offer, page vii

8. Please revise, here and on page 34, to describe the Stadium Capital Management litigation, or advise us.

Introduction, page 1

9. Please update the number of shares required to satisfy the Minimum Tender Condition. Refer to the total number of shares outstanding disclosed in the most recent Form 10-Q.

Special Factors, page 3

Background , page 3

10. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. For example, describe why Cerberus decided to conduct the tender offer at this particular time in the issuer's operating history, as opposed to another time, and how they decided upon the offer price. In addition, you state that "more informed discussions could occur with the Special Committee after the Offer to Purchase was publicly available to stockholders." Please revise to update this section if any additional discussions occur.

11. Please revise to any alternatives considered and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Position of Purchaser Regarding Fairness of the Offer and the Merger, page 6

12. Please revise the first sentence to clarify that Rule 13e-3 requires each filing person to state whether the Rule 13e-3 transaction is fair to unaffiliated security holders of the issuer, not those unaffiliated with the Purchaser.

13. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value and historical market prices during the past two years. See Q&A No. 20 in Exchange Act Release No. 17719. In addition, please revise to state whether any fairness opinions or other reports, opinions or appraisals as described in Item 1015 of Regulation M-A were obtained by the filing persons.

14. Please further describe your analysis of the issuer's enterprise value.

Effects of the Offer and the Merger, page 13

15. Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated security holders, including the federal tax consequences to each. Refer to Item 1013(d) of Regulation M-A. Please describe both the benefits and detriments, which must be quantified to the extent possible. Refer to Instruction 2 to Item 1013of Regulation M-A. Please also describe each affiliate's interest in net book value and net earnings. Refer to Instruction 3 to Item 1013 of Regulation M-A.

16. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Related Party Transactions; Certain Transactions Between Purchaser …, page 16

17. Please revise to include the information required by Item 1005(a) through (c) and (e) of Regulation M-A. Refer to Item 5 of Schedule 13E-3. Please also describe any transaction in your common stock during the past 60 days involving any of your affiliates. See Instruction 1(c) to Item 1008(b) of Regulation M-A.

18. Please revise the second paragraph to further describe the related party transactions.

Acceptance for Payment and Payment for Shares, page 18

19. We note your statement on page 19 and in the letter of transmittal that you reserve the right to transfer or assign the right to purchase shares in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Determination of Validity, page 22

20. Explain to us the purpose of the language that any determination by you as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares "will be final and binding on all parties." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions of the Offer, page 31

21. Please refer to the last paragraph in which you state that any condition may be waived by the Purchaser "in whole or in part at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.

22. Please refer to the last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Annex B; Security Ownership of Certain Beneficial Owners and Management, page B-1

23. We note that the ownership information differs from the information disclosed in the proxy statement filed by the issuer on April 16, 2010. Please revise or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions